

September 5, 2013

<u>Via E-Mail</u>
Javier Astaburuaga Sanjines
Chief Financial Officer
Mexican Economic Development, Inc.
Colonia Bella Vista
Monterrey, NL 64410
Mexico

      Re: **Mexican Economic Development, Inc.**
              Form 20-F for the Year Ended December 31, 2012
              Filed April 8, 2013
              File No. 333-08752

Dear Mr. Sanjines:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and Mining